FORM U-3A-2
                                                                File No. 1-7924
                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                             VALLEY RESOURCES, INC.
                                (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, claim for the following information:



Item 1:  Valley Resources, Inc., RI; Cumberland, Rhode Island, Holding Company.

         Subsidiaries:

           Valley Gas Company, RI; Cumberland, Rhode Island; gas distribu-

             tion within Rhode Island.

           Valley Appliance and Merchandising Company, RI; Cumberland,

             Rhode Island; selling and leasing of merchandise.

           Rhode Island Development and Exploration Company, RI; Cumber-

             land, Rhode Island; an inactive company.

           Valley Propane, Inc., RI; Cumberland, Rhode Island; selling of propane gas.

           Morris Merchants, Inc., MA; Canton, Massachusetts; a manufac-

             turers' representative of gas-fired equipment, plumbing and heating supplies.

           Bristol and Warren Gas Company, RI; Bristol, Rhode Island; gas

             distribution within Rhode Island.

           The New England Gas Company, RI; Bristol, Rhode Island; an inactive company.

           Alternate Energy Corporation, RI; Cumberland, Rhode Island; sells,

             installs and designs natural gas conversion systems and facilities.

Form U-3A-2
File No. 1-7924
Page 2



Item 2:  Valley Resources, Inc. (Holding Company)

           Valley Gas Company, 1595 Mendon Road, Cumberland, Rhode Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

           Bristol and Warren Gas Company, 100 Broad Common Road, Bristol, Rhode

           Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

Item 3:  Valley Resources, Inc. (Holding Company)

         Valley Gas Company:

           (a)  7,315,879 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  39,533 Mcf of natural gas sold at wholesale off system outside the State of Rhode Island

           (d)  1,368,540 Mcf natural gas purchased outside the State of Rhode

                Island

         Bristol and Warren Gas Company:

           (a)  768,949 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  None

           (d)  149,121 Mcf natural gas purchased outside the State of

                Rhode Island

Item 4:  Valley Resources, Inc. (Holding Company)

           (a)  None

           (b)  None

           (c)  None

           (d)  None

           (e)  None

                                    Exhibit A

           Consolidating Statements of Income for the 12 Months Ended

           December 31, 1996

           Consolidating Balance Sheets at December 31, 1996



                                    Exhibit B

           Financial Data Schedule

                                    Exhibit C

           Not Applicable





          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February,

1997.





                                                 VALLEY RESOURCES, INC.
                                                   (Name of Claimant)


                                                   S/Kenneth W. Hogan
                                        By          Kenneth W. Hogan
                                             Senior Vice President, CFO and
                                                        Secretary





Attest:


S/Patricia A. Morrison
Patricia A. Morrison, Assistant Secretary

Name, title and address of officer to whom notices and correspondence con-

cerning this statement should be addressed:



S/K. W. Hogan
K. W. Hogan                 Senior Vice President
   (Name)                             (Title)

1595 Mendon Road, Cumberland, Rhode Island  02864
                 (Address)

Exhibit A
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1996



                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated
ASSETS
Utility Plant              $77,808,498                              $ 77,808,498
Accumulated Depreciation    27,835,942                                27,835,942
                           -----------  -----------  ------------   ------------
  Net Utility Plant         49,972,556          -0-           -0-     49,972,556
                           -----------  -----------  ------------   ------------
Leased Property-Net          2,725,064  $    33,559                    2,758,623
                           -----------  -----------  ------------   ------------
Nonutility Property-Net            -0-    3,601,316                    3,601,316
                           -----------  -----------  ------------   ------------
Investment in Subsidiaries               26,973,376  $(26,973,376)           -0-
Other Investments            1,309,514      217,944                    1,527,458
                           -----------  -----------  ------------   ------------
    Total Investments        1,309,514   27,191,320   (26,973,376)     1,527,458
                           -----------  -----------  ------------   ------------
Note Receivable                    -0-    1,405,000    (1,405,000)           -0-
                           -----------  -----------  ------------   ------------
CURRENT ASSETS:
  Cash                        (348,525)   1,115,324                      766,799
  Accounts Receivable       13,508,185    6,160,398    (7,899,060)    11,769,523
  Deferred Fuel Costs        3,205,785          -0-                    3,205,785
  Unbilled Gas Costs         2,032,356          -0-                    2,032,356
  Fuel & Other Inventories   4,902,174    1,555,424                    6,457,598
  Prepayments & Other          680,442       62,223                      742,665
  Common Stock Held for
    Drip                           -0-      325,511                      325,511
                           -----------  -----------  ------------   ------------
    Total                   23,980,417    9,218,880    (7,899,060)    25,300,237
                           -----------  -----------  ------------   ------------
DEFERRED DEBITS:
  Prepaid Pensions             242,011    6,237,075                    6,479,086
  Other                     13,062,278      541,714        43,278     13,647,270
                           -----------  -----------  ------------   ------------
    Total                   13,304,289    6,778,789        43,278     20,126,356
                           -----------  -----------  ------------   ------------
  Total Assets             $91,291,840  $48,228,864  $(36,234,158)  $103,286,546
                           ===========  ===========  ============   ============

Exhibit A
                             VALLEY RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 1996


                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated

LIABILITIES & CAPITALIZATION
COMMON EQUITY:
  Common Stock             $10,800,000  $ 4,287,328  $(10,807,300)  $  4,280,028
  Paid in Capital            4,279,782   19,633,359    (5,711,253)    18,201,888
  Retained Earnings          6,429,913   10,149,737   (10,401,237)     6,178,413
                           -----------  -----------  ------------   ------------
    Total                   21,509,695   34,070,424   (26,919,790)    28,660,329
Less:  Accts. Rec. ESOP                         -0-    (3,142,200)    (3,142,200)
                           -----------  -----------  ------------   ------------
    Total                   21,509,695   34,070,424   (30,061,990)    25,518,129
                           -----------  -----------  ------------   ------------
LONG-TERM DEBT:
  First Mortgage Bonds:
  8.0% Series               20,155,000          -0-                   20,155,000
                           -----------  -----------  ------------   ------------
    Total                   20,155,000          -0-           -0-     20,155,000
                           -----------  -----------  ------------   ------------
  Note Payable               2,300,000    3,043,937                    5,343,937
                           -----------  -----------  ------------   ------------
    Total                   22,455,000    3,043,937           -0-     25,498,937
                           -----------  -----------  ------------   ------------
Oblig. Under Cap Lease       1,903,181       27,635           -0-      1,930,816
                           -----------  -----------  ------------   ------------
Minority Interest                                         (10,310)       (10,310)
                           -----------  -----------  ------------   ------------
CURRENT LIABILITIES:
  Current Matur-LT Debt            -0-      500,000                      500,000
  Note Payable              22,085,028    1,100,000    (1,885,028)    21,300,000
  Oblig. Under Cap
    Lease                      821,883        5,924                      827,807
  Accounts Payable           5,243,126    4,668,826    (3,219,990)     6,691,962
  Security Deposits and
    Refunds                  1,095,417        3,475                    1,098,892
  Dividends Declared           530,000    1,307,945    (1,056,840)       781,105
  Taxes Accrued             (1,227,516)      15,276                   (1,212,240)
  Other                        907,674      136,869                    1,044,543
                           -----------  -----------  ------------   ------------
    Total                   29,455,612    7,738,315    (6,161,858)    31,032,069
                           -----------  -----------  ------------   ------------
DEFERRED CREDITS:
  Unamort Invest Credit        723,688          -0-                      723,688
  Other                      5,431,874      348,878                    5,780,752
                           -----------  -----------  ------------   ------------
    Total                    6,155,562      348,878           -0-      6,504,440
                           -----------  -----------  ------------   ------------
Def. Federal Inc Taxes       9,812,790    2,999,675                   12,812,465
                           -----------  -----------  ------------   ------------
  Total Liab & Capital     $91,291,840  $48,228,864  $(36,234,158)  $103,286,546
                           ===========  ===========  ============   ============

Exhibit A
                             VALLEY RESOURCES, INC.
                         CONSOLIDATING INCOME STATEMENT
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996


                              Utility    Nonutility    Reclass. &
                            Operations   Operations   Eliminations  Consolidated
OPERATING REVENUES:
  Utility Gas Revenues     $62,413,266                              $62,413,266
  Nonutility Revenues                   $20,628,020  $   (82,387)    20,545,633
                           -----------  -----------  -----------    -----------
    Total                   62,413,266   20,628,020      (82,387)    82,958,899
                           -----------  -----------  -----------    -----------
OPERATING EXPENSES:
  Cost of Gas Sold          33,456,919                               33,456,919
  Cost of Sales-
    Nonutility                           14,403,891      (53,418)    14,350,473
  Operations                14,816,060    3,372,730     (218,077)    17,970,713
  Maintenance                1,661,793       60,396       (1,127)     1,721,062
  Depreciation               2,449,217      582,315          297      3,031,829
  Taxes-Other Than FIT       3,846,729      301,261       (2,647)     4,145,343
  Taxes-Federal Income         696,781      725,909       36,621      1,459,311
                           -----------  -----------  -----------    -----------
    Total                   56,927,499   19,446,502     (238,351)    76,135,650
                           -----------  -----------  -----------    -----------
Operating Income             5,485,767    1,181,518      155,964      6,823,249
Equity in Earnings
  of Subsidiaries                         3,685,019   (3,685,019)           -0-
Other Income-Before FIT        426,752      445,554     (242,590)       629,716
Fed Inc Tax-Net of ITC         150,975          -0-      (30,085)       120,890
                           -----------  -----------  -----------    -----------
Total Income                 5,761,544    5,312,091   (3,741,560)     7,332,075
                           -----------  -----------  -----------    -----------
INTEREST CHARGES:
  Long Term Debt             1,751,368      195,714          -0-      1,947,082
  Other                      1,398,844       13,986      (66,935)     1,345,895
  Capitalized Interest          (3,666)         -0-          -0-         (3,666)
                           -----------  -----------  -----------    -----------
    Total                    3,146,546      209,700      (66,935)     3,289,311
                           -----------  -----------  -----------    -----------
Net Income                 $ 2,614,998  $ 5,102,391  $(3,674,625)   $ 4,042,764
                           ===========  ===========  ===========    ===========

Average Number of Common
  Shares Outstanding                                                  4,267,567


Earnings Per Average
  Common Share                                                            $0.95